[Cahill Gordon & Reindel llp Letterhead]
(212) 701-3000
June 9, 2009
VIA EDGAR TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772-9217
Dan Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Preliminary Proxy Statement
Filed May 12, 2009 by Validus Holdings, Ltd.
File No. 000-27662

Validus Holdings, Ltd.
File No. 333-159148
Amended Form S-4, Filed June 1, 2009

IPC Holdings, Ltd.
Schedule TO-T/A
Filed May 28 and 29, 2009 and June 1 and 3, 2009 by
Validus Holdings, Ltd.
File No. 005-45701

Soliciting Materials filed by Validus Holdings, Ltd.
Filed on May 22 and 29, 2009, and June 1 and 3, 2009
File Nos. 000-27662 and 001-33606

Forms 425 filed May 20 and 29, 2009, June 1 and 3,
2009 by Validus Holdings, Ltd.
File No. 000-27662
Dear Mr. Duchovny:
          On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the Staff regarding the above-referenced filings as set forth in your letter dated June 4, 2009 (the “Comment Letter”).
          Set forth below are the Staff’s comments contained in the Comment Letter and immediately following each comment is the Company’s response.
          We are available at your convenience to discuss any comments or questions. Thank you in advance for your consideration.
Preliminary Proxy Statement (the “Requisition Proxy Statement”)
     1. Please update this proxy statement to reflect all of the developments that have taken place since your initial filing.
     Response: The Company acknowledges the Staff’s comment and will revise this proxy statement before refiling it to reflect developments that have taken place since its initial filing.
General
     2. Throughout many of the filings listed above you appear to have provided selective excerpts of the ruling of the Supreme Court of Bermuda issued on May 29, 2009 and have repeatedly made statements regarding the court’s position on your proposed scheme of arrangement that fail to reflect the court’s decision. Although you have characterized the ruling as a victory for Validus, you have not addressed the fact that your application was dismissed and the negative language and outlook the court expressed in its opinion. We note the following statements made by the court:
•	“Validus’ true interest is as a bidder for the company and not as a member, and it has no real commonality of interest with the other shareholders.” (Page 2)

•	“There is also evidence from Validus that it has been in communication with other shareholders, but that is so unspecific that I can attach little if any weight to it.” (Page 3)

•	“The power to order a meeting is entirely discretionary —‘the Court may’. . . As to whether I ought or ought not to do so in exercise of the court’s discretion, I have no doubt that I ought not to do so in the circumstances of the present case.”

(Emphasis added; Page 5) The court then goes onto list reasons supporting this conclusion, only one of which is the fact that the IPC/Max transaction has not yet been taken to a vote and many of which would not change if the IPC/Max transaction is voted down. The reasons are summarized as follows:
•	“Validus’ own shareholding is miniscule . . .Validus is not, therefore, itself a very compelling applicant, and, when it seeks to avoid that by praying in aid the interests of the other shareholders, that is, I think, impermissible.” (Pages 5-6)

•	“Second, although I have come to the conclusion that the scheme could be approved on behalf of the company by the members in general meeting, it remains an unprecedented course to embark upon a hostile bid by way of a scheme in the teeth of the board’s opposition . . . it is wholly unprecedented. There are reasons for that. There are severe practical difficulties in piloting such a scheme without the support of the board.” (Page 6)

•	“Validus is proposing that the bidder manage [the scheme process].” (Page 6)

•	“However, the most immediate difficulty facing Validus is the need to obtain the support of 10% of the members in order to requisition the necessary special general meeting. At present there is no evidence that that can be obtained . . . It is not, therefore, apparent that in reality Validus can take the first step towards achieving the company’s approval.” (Page 6)

•	“But, whatever the practical difficulties with a hostile scheme process, it seems to me that as a matter of principle, I should not initiate it on the application of a bidder without some real and solid independent shareholder support sufficient to show that it has some reasonable hope of success. As already noted, there is no evidence of that before me, and in its absence the whole process is purely speculative.” (Page 7)
It has also come to our attention that the court ordered Validus to pay IPC’s legal fees in connection with the hearing. For these reasons, including the fact that the meeting to approve the IPC/Max transaction has not yet been held, the court refused to exercise its discretion to convene a meeting on the application. Therefore, repeatedly stating that Validus has a “clear path” to pursue a scheme of arrangement does not appear to be accurate. You also repeatedly state that “based on the decision of the court” Validus “will” be able to pursue a scheme of arrangement to acquire IPC if IPC shareholders reject the proposed Max Amalgamation. This does not appear to be consistent with the court’s holding. The court expresses numerous reservations regarding the feasibility of the scheme and the many obstacles Validus will encounter in attempting to embark on the unprecedented path. Therefore, stating unequivocally that Validus will be able to pursue the scheme appears to be erroneous. Finally, we note that you made these statements in various publicly-disseminated press releases and in your website. Consequently, we ask that you:
a)	disseminate a press release prominently disclosing corrective statements referencing each previously filed soliciting material in which the referenced statements were made;

b)	revise your website in a similar manner;

c)	revise your prospectus/exchange offer document in a similar manner;

d)	and refrain from making statements in future filings that do not describe completely court decisions or other developments. See Rule 14a-9. We note, additionally, that simply filing the court’s decision as an exhibit to a Current Report on Form 8-K while issuing a press release with excerpts does not satisfy your disclosure requirements under Section 14(a) of the Exchange Act.
     Response: Validus respectfully submits the following response, which reflects Validus’ consultation with its Bermuda and UK counsel. The press release Validus filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2009 regarding the Supreme Court of Bermuda’s ruling correctly reflected the key elements of the court’s decision, namely that the court had jurisdiction to convene a shareholders meeting to approve a scheme of arrangement in such a situation but chose not to exercise its discretion to do so at that time.
     Validus believes that IPC’s and Max’s focus on the dismissal of the application reflects the alternative views of Validus, IPC and Max as to the significance of the court’s findings. While IPC’s and Max’s statements have narrowly focused on the procedural outcomes of a dismissal and an order of costs to IPC in order to attempt to create an “air of victory,” Validus believes this narrow focus intentionally ignores the importance of the court’s findings made in connection with its ruling. Importantly, these findings are discussed only in Validus’ disclosures, including Validus’ filing of the full text of the court’s ruling, which Validus believes provides investors and other interested parties with the opportunity to understand the ruling in its full context.
     The central points at question in the Bermuda court’s ruling were: (1) whether the court could (i.e., has jurisdiction to) convene a shareholders meeting to approve a scheme of arrangement without the cooperation of a company’s board of directors; (2) whether consent to the scheme of arrangement on behalf of IPC can be given by IPC’s shareholders in a general meeting; and (3) whether the court should (i.e., under the circumstances at that point in time) exercise its discretion to order the convening of such a meeting as of May 29, 2009, before the previously-scheduled IPC and Max shareholders meetings and before Validus had obtained evidence of sufficient IPC shareholder support to requisition a special general meeting to approve a scheme of arrangement in the event the

IPC board of directors does not willingly adopt the scheme of arrangement. IPC’s and Max’s disclosures intentionally present the court’s ruling as a binary issue (i.e., “application dismissed”) and, as a result, omit full and balanced disclosure regarding the context of the material points contained in the court’s ruling. Validus acknowledges and has disclosed that the court decided in the negative as to the third point in its May 29th press release filed on June 1, 2009: “However, the court determined not to exercise its discretion to order a meeting in advance of the vote on the proposed Max Amalgamation Agreement and evidence of IPC shareholder support for the Scheme of Arrangement.”
     However, the Bermuda court found in Validus’ favor on the first and second points, which Validus believes are the more important issues under Bermuda law. See, for example, the court’s discussion in paragraphs 6, 8, 10, 12, 13 and 18, where, in paragraphs 13 and 18, the court states (emphasis added in paragraph 18):
13. . . . I reject the argument that there is no power to convene a meeting in the circumstances of the present case. . . .
18. And then there is simply the question of timing. . . . Validus has already put its offer on the table. If the shareholders like it, they can reject the Max proposal. If that happens, that is the point to start considering the mechanics of the way ahead, not now.
     IPC and Max had claimed that there was a serious question whether the Bermuda court even had the power to initiate the scheme of arrangement, which as a legal issue, lacked clarity under Bermuda law. This can no longer be claimed by IPC and Max in light of the Bermuda court’s ruling, the importance of which is significant. The dismissal of the application was based on the Bermuda court’s finding that at that time it would not exercise its discretion to convene a meeting of IPC shareholders to vote on the scheme of arrangement primarily because of a lack of evidence of sufficient support from IPC’s shareholders (10% or more of IPC shareholders) to requisition a special general meeting at which IPC shareholders could pass resolutions for IPC to approve and be bound by the scheme of arrangement. Validus’ understanding, which is informed by discussions with its Bermuda and UK counsel, is that this is a procedural hurdle that, although not free from doubt, should be overcome by renewing the application with a showing of appropriate evidence of IPC shareholder support, such as evidence obtained by means of a solicitation of proxies using Validus’ requisition proxy statement in its definitive form. To imply, as IPC and Max have repeatedly done, that the Bermuda court has permanently foreclosed Validus’ ability to pursue such a scheme of arrangement, while omitting to disclose the court’s agreement with Validus on the fundamental legal principle of whether the court has jurisdiction to order such a scheme without the cooperation of IPC’s board of directors, in our view, distorts the meaning and significance of the court’s ruling and is another false and misleading attempt by IPC and Max to impugn Validus’ offer.
     Validus believes that the central effect of the ruling is that the Bermuda court would in fact consider an application to convene an IPC shareholders meeting to consider the scheme of arrangement after a vote against the proposed Max amalgamation and with evidence of sufficient

IPC shareholder support to requisition the special general meeting, notwithstanding the reservations the Bermuda court had in connection with the exercise of its discretion to order the convening of a shareholders meeting to consider the scheme of arrangement in advance of the previously-scheduled IPC and Max shareholders meetings. Validus continues to believe that both a vote against the Max amalgamation and evidence of IPC shareholder support for the scheme of arrangement can be obtained in a clear manner sufficient to enable the Bermuda court to exercise its discretion to convene a meeting of IPC shareholders to consider the scheme of arrangement. Accordingly, Validus believes it is accurate to say there is a “clear path” to the scheme of arrangement that Validus will be able to pursue.
     Validus notes that IPC and Max have repeatedly emphasized that the Bermuda court ordered Validus to pay costs to IPC in connection with its ruling. However, because Bermuda law is patterned for the most part after UK law, the assessment of costs against the non-prevailing party is customary in Bermuda and does not carry the same implications about the underlying merits of a claim as it would in a U.S. jurisdiction. Accordingly, Validus believes these statements by IPC and Max may likely be intended to mislead investors about the significance of the award of costs. On a related note, neither IPC nor Max disclosed that Max petitioned the Bermuda court for the payment of its costs by Validus in this matter and was denied.
     Based on the foregoing, Validus does not believe its characterization of the Bermuda court’s ruling is inaccurate and instead believes that Max’s and IPC’s characterizations of the ruling have been at best incomplete and, at worst, misleading. However, in order to address the Staff’s concern on this matter, Validus will in future filings and in any new materials posted to its website discussing the feasibility of the scheme of arrangement clarify that its application to the Bermuda court to convene a meeting of IPC shareholders to consider the scheme of arrangement was dismissed and that there can be no assurance that the court will exercise its discretion to convene such a meeting on the subsequent application by Validus to the Bermuda court.
     The Staff is also encouraged to consider item 5 of our letter dated June 5, 2009 for discussion of IPC’s and Max’s mischaracterizations of the Bermuda court ruling, which we believe require immediate corrective disclosure.
Investor Presentation dated May 29, 2009
     3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the statements listed below in your investor presentation dated May 29, 2009:
•	Max and IPC both trade at a discount to book value and have done so for a “meaningful period of time.” (Slide 3)

     Response to bullet 1 of comment 3: The Company is supplementally providing supporting material with this letter. For the last six months both IPC and Max shares have traded at less than book value. The Company believes this is a meaningful period of time.
•	“Max’s 10.6% decline in diluted book value per share in 2008 and a further 2.1% decline in Q 2009 illustrate Max’s inability to grow book value over time.” (Slide 3) We note that the graph on Slide 4 clearly demonstrates that Max has been able to grow book value over time, notably between 2005 and 2007.
     Response to bullet 2 of comment 3: The Company notes the Staff’s comment and in future filings will revise such statements to refer to “Max’s inability to grow book value since the beginning of 2008.”
•	“Any differential [in Max and Validus book value per IPC share] may be eliminated by June 30th.” (Slide 6)
     Response to bullet 3 of comment 3: The Company is supplementally providing supporting material with this letter. A reasonable assumption is that Max, IPC and Validus will earn the same comprehensive income in the second quarter of 2009 as they did in the first quarter of 2009. If this is the case, then under the terms of each proposed transaction as in effect at the time of the May 29, 2009 presentation, the pro forma book value per share under the proposed Max amalgamation (as in effect at the time) would decrease to $31.04 per IPC share while the pro forma book value per share under the Validus offer would increase to $32.08 per IPC share. Subsequent to the investor presentation dated May 29, 2009, Max changed the terms of its proposed amalgamation with IPC whereby IPC shareholders would be entitled to receive (subject to “subject to applicable law” which condition is not explained by either IPC or Max) a $1.50 pre-closing special dividend as well as a $1.00 dividend following the closing of the amalgamation, while maintaining the 0.6429 exchange ratio. Under Validus’ increased offer announced on June 8, 2009, IPC shareholders will now receive $3.75 in cash for each IPC common share, an increase of $0.75 per share in cash from Validus’ previous offer and 1.1234 Validus voting common shares, the same exchange ratio as in Validus’ previous offer. As a result of these changes, the Company is supplementally providing supporting material for the new transaction terms. Assuming the same second quarter comprehensive income as above, the pro forma book value per share plus cash received in the transaction under the proposed Max amalgamation would decrease to $31.75 per IPC share while the pro forma book value per share plus cash received under the Validus offer would increase to $32.50 per IPC share. These are examples of how the differential could be eliminated by June 30th. In order to address the Staff’s concern on this point, Validus will in future filings and in any new materials posted to its website discussing this point note that it is based upon Validus’ belief, premised on reasonable expectations of second quarter 2009 performance for all three companies.
•	The disclosure in the second and third sub-bullet points to the first bullet point on the right side of Slide 8 and the second bullet-point and its sole sub-bullet point also on the right side of Slide 8. With respect to this slide, please provide us supplemental copies of the documents used as sources and listed in footnotes 1 and 2.
     Response to bullet 4 of comment 3: The Company is supplementally providing supporting material with this letter as follows.
(a)	“The disclosure in the second and third sub-bullet points to the first bullet point on the right side of Slide 8.” This portion of the comment refers to the statements “Increased opportunities for Validus / IPC as lead / quoting market” and “Opportunity for differentiated price or ‘special layer’ in property catastrophe lines” under the main bullet point: “Stronger relationships with major reinsurance intermediaries.” Validus advises that support for these statements is provided by slide 9 of its May 29, 2009 investor presentation, which shows the greater size and enhanced scale that a combined Validus / IPC would have compared to Validus on a stand-alone basis. Shareholders’ equity would increase from $1.94 billion to $3.53 billion (estimated from December 31, 2008 figures) as a result of this transaction. Validus believes that greater size and scale will allow it to take advantage of the opportunities referenced in these statements.

Validus believes that a comparison to other companies in the Bermuda insurance market is useful. For example, RenaissanceRe Holdings Ltd. (NYSE: RNR) has over $3.0 billion in capital as of December 31, 2008. In its first quarter 2009 earnings call, RNR’s management stated, “We continue to be a first-call market for property cat.” Further in the third quarter 2008 earnings call, RNR’s management stated, “And we put out large lead lines that our brokers and clients can be confident will be supported by the rest of the marketplace.” The Company believes that RNR’s size and scale allow it to be a lead / quoting market and that a combined Validus / IPC would enjoy similar benefits with a combined capital base of $3.53 billion. Lastly, in Max’s investor presentation from their investor day on June 1, 2009, slide 45 highlights that increased size and scale would give them better positioning with clients and brokers. With more capital than the Max / IPC combination, a combined Validus / IPC provides greater opportunity for differentiated pricing due to its better positioning with clients and brokers.

(b)	“[T]he second bullet-point and its sole sub-bullet point also on the right side of Slide 8” This portion of the comment refers to the statements “Highly public asset quality issues leading buyers to rethink counterparty risk” and “Validus / IPC becomes ‘go-to’ market capitalizing on dislocation.” The Company is supplementally providing an article from The Review on April 7, 2009 that supports its assertion about buyers rethinking counterparty risk. Validus advises that support for the “go-to” statement is provided by slide 9 of its May 29, 2009 investor presentation, which shows the greater size and enhanced scale that a combined Validus / IPC would have compared to Validus on a stand-alone basis. Shareholders’ equity would increase from $1.94 billion to $3.53 billion (estimated from December 31, 2008 figures) as a result of this transaction. Validus believes that greater size and scale will allow it to take advantage of the opportunities referenced in these statements. In RNR’s fourth quarter 2008 conference call management states, “we have been able to quickly identify these opportunities presented by the dislocation. More importantly, we’ve been able to capitalize on these opportunities.” Management believes that with a capital base of $3.53 billion, a combined Validus / IPC will similarly be able to capitalize on the existing dislocation in the markets.
•	“Flawed ‘strategic process’ leading up to signing the transaction” (Slide 13)
     Response to bullet 5 of comment 3: Validus was not invited to participate in the “strategic process,” as acknowledged repeatedly by IPC in its public filings. Therefore, the Company believes that it was a flawed process and will characterize such statements as the Company’s belief in future filings.
•	“IPC has acknowledged that its mono-line catastrophe model is not viable.” (Slide 14)
     Response to bullet 6 of comment 3: The Company is supplementally providing supporting material with this letter that highlights IPC’s CEO’s own statement in a March 2, 2009 investor call that IPC’s “mono-line business model would make it difficult to build and sustain value for our shareholders over the long-term.”
•	“Not entertaining the Validus offer after a no-vote on Max/IPC would be ignoring the will of IPC’s shareholders” (Slide 14)
     Response to bullet 7 of comment 3: The Company will characterize such statements in the future as the Company’s belief.
     4. Please supplementally explain what is meant by the following heading on Slide 5: “ROE is a Major Determinant of Price to Book Multiple.”
     Response: The Company is supplementally providing supporting material with this letter illustrating that statistical analysis shows that companies with a higher return on equity generally trade at a higher price to book multiple.
     5. We note your disclosure on Slide 13 that IPC is “[h]iding behind 10% ‘registered holder’ limitation despite the fact that no registration of transfer is necessary.” We note that the applicability of IPC’s subject bye-law and the need to register the transfer of shares tendered in the exchange offer is subject to a legal disagreement. Please confirm that you will make this clarification in all future soliciting materials.
     Response: The Company advises that it has endeavored to consistently characterize its view of this matter as being based on the advice of its Bermuda and UK counsel. See, for example, the Company’s letter to the board of directors of IPC filed under Rule 425 on May 26, 2009. As Validus noted in its letter to the Staff dated June 1, 2009, Validus believes, following consultation with its Bermuda and UK counsel, that the “registered holder” limitation in IPC’s bye-laws does not impact a shareholder’s ability to acquire and own shares as a beneficial holder through a nominee such as Cede & Co. IPC’s public filings, including as recently as June 5, 2009 in a letter to its shareholders, do not challenge Validus on this point. Validus believes that IPC continues to refer to this bye-law provision without admitting that Validus does not seek registration of transfer of any IPC shares in its name as legal holder in order to create confusion and that this is another false and misleading attempt by IPC to impugn Validus’ offer.
     6. On a related note, refer to your assertion in the same slide that IPC is raising “other dubious legal arguments to thwart the will of 90%+ of IPC shareholders.” It is inappropriate to refer to the will of IPC’s security holders when you do not have knowledge of their will at this point. We also note that it is unclear why you believe the legal arguments raised by IPC are dubious. Is there any authority that supports your view? If not, please confirm that you will clarify this in all future filings.
     Response: As noted above in response to comment 5, IPC’s public statements have until June 5, 2009 merely asserted its belief on this matter as though it were a factual matter, with no reference to any supporting authority or legal advice. On June 5, 2009, IPC for the first time stated that “based on the advice of Bermuda counsel, IPC believes that Validus faces substantial legal uncertainties if attempts to squeeze out IPC’s remaining shareholders on the basis that it had acquired 90% beneficial ownership of IPC and thereafter to amalgamate IPC’s business into its own.” In light of this new public disclosure by IPC, the Company will note the possible legal disagreement between IPC and Validus on this issue in future filings.
     7. Please note that we have already asked you to remove the term “binding” from your soliciting materials in all places where used when referring to the Validus offer; however, you have once again used it on Slide 14. We ask that you delete this term and not use the term again in this context in any of your soliciting materials. Please confirm your understanding.
     Response: The Company confirms its understanding of this matter and will not use the term again in this context in its soliciting materials.
     8. We note your statement on Slide 13 where you indicate that the “Validus offer can close in a timely manner.” In future filings, please provide the assertions upon which this belief is based following this statement.

     Response: The Company has disclosed in detail the assumptions upon which its transaction timing estimates are based in the proxy statements and Form S-4 and will continue to provide this information in such filings. In the investor presentation on page 2, as is standard market practice, the Company urges investors and security holders to read the exchange offer documents, the opposition proxy statement, the Validus share issuance proxy statement, the scheme of arrangement proxy statements and any other proxy statements or relevant documents that Validus has filed or may file with the Commission because they contain or will contain important information about the proposed acquisition. Additionally, the proxy rules permit communications that do not repeat previous disclosure for every line item of Schedule 14A. Accordingly, the Company believes that the basis for its timing estimates is adequately disclosed in all of its key transaction filings and additional repetition of that detailed disclosure is not required in each and every public statement made by the Company.
     9. Slide 16 of the presentation does not address the May 29th ruling of the Supreme Court of Bermuda regarding the dismissal of Validus’ application to convene a shareholder meeting to proceed with the proposed scheme of arrangement. Please include a statement to this effect in future similar filings. Refer to Comment 1 above regarding the proper characterization of the court’s ruling.
     Response: The Company notes that this presentation does not refer to the Bermuda court’s ruling because the presentation was prepared before the Bermuda court’s ruling was announced. The Company will include a statement to this effect in future similar filings and is mindful of its obligations to accurately characterize the Bermuda court’s ruling. Additionally, the response to comment 2 above sets forth the Company’s response as to the significance of the Bermuda court’s determination.
June 1, 2009 Advertisement
     10. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. We note your statement “Don’t be fooled or threatened into accepting a bad deal with Max!” Please provide us support for your disclosure or confirm that you will refrain from making similar statements in future filings.
     Response: The Company is mindful of its obligations under Rule 14a-9. However, the Company notes that IPC and Max have in the past and continue to repeatedly make numerous public statements that do not adequately or fairly present the facts to IPC’s shareholders. Please see our separate letters, including those dated June 5 and June 3, 2009 for detailed discussion of these matters. Indeed, two prime examples of this conduct are IPC’s failure to disclose to its shareholders the full Bermuda court ruling referred to in response to comments 2 and 9 above and IPC’s statement in its press release dated June 5, 2009 that the Max amalgamation is “the only deal on the table,” notwithstanding (1) the signed amalgamation agreement that Validus has delivered to IPC and that remains open for acceptance and (2) Validus’ pending exchange offer. Based on these omissions and mischaracterizations regarding these and other matters, Validus believes that IPC is trying to “fool” its shareholders into making a decision by providing only selective disclosure of the available material information.
     Further, IPC has made repeated statements that its shareholders have no choice but to approve the IPC/Max transaction and that, if IPC shareholders fail to do so, they will suffer the unspecified worse consequences of not having any alternative transaction in time for “hurricane season.” Validus believes that this is a thinly veiled threat (veiled by references to the “conditionality” of Validus’ offer, including Validus’ amalgamation offer, which is no more conditional considered as a whole than the proposed IPC/Max transaction) to IPC’s shareholders that IPC will not even seek to pursue a negotiated transaction with Validus if IPC’s shareholders reject the IPC/Max transaction. IPC’s threatening statements to this effect include, for example, the following:
•	“Max transaction and the Validus offer are NOT ‘either or’ options” (Slide 3 of IPC’s investor presentation filed under Rule 425 on May 27, 2009);

•	“Choice for IPC Shareholders — Vote to Approve Max Merger or NO Transaction” (Slides 4 and 38 of IPC’s investor presentation filed under Rule 425 on May 27, 2009);

•	“The IPC Board continues to believe that the combination with Max will provide superior value and benefits to all IPC shareholders and recommends that IPC shareholders vote in favor of the amalgamation with Max. . . . IPC shareholders need to be aware that, despite what Validus implies in its public statements, if the combination with Max is not approved, there may not be an alternative transaction at all.” (IPC’s press release filed under Rule 425 on May 21, 2009); and

•	“If the Max transaction is not approved . . . there may be no Validus deal and no viable alternatives. IPC will enter the hurricane season having lost an excellent opportunity to protect and enhance shareholder value.” (IPC’s press release filed under Rule 425 on June 2, 2009).
     The Company believes that these and similar statements by IPC are misleading and that IPC is failing to provide its shareholders with all material information on which to make a decision regarding the Max amalgamation.
Form 425 filed May 20, 2009
     11. We note your response to our prior comment 7 in your letter dated June 1, 2009. We disagree with your contention that the disclosure in question does not suggest that the UK Takeover Code applies to the IPC/MAX amalgamation. Thus, please confirm that if you make any similar future references to the termination fee provisions of the UK Takeover Code, you will provide the clarifying disclosure included in your response to our prior comment.
     Response: The Company confirms that, although it respectfully believes that the disclosure in question does not suggest that the UK Takeover Code applies to the IPC/MAX amalgamation, if it makes similar future references to the termination fee provisions of the UK Takeover Code, the Company will provide the clarifying disclosure included in our response to the prior comment.
Form S-4/A
Certain Legal Matters: Regulatory Approvals, page 91
     12. We note your response to prior comment 5. Please tell us why you do not believe that the need to obtain approval from the Irish regulators will present an obstacle to closing the acquisition of IPC shares regardless of the transaction structure ultimately selected.
     Response: In response to the Company’s notice filing to the Irish Financial Services Regulatory Authority regarding its proposed acquisition of IPC, the Company has received confirmation from the Financial Regulator that it would not object to the proposed acquisition. Consistent with Validus’ letter to the Staff dated June 1, 2009, and despite IPC’s public and other assertions to the contrary, this was a notice filing and did not require “approval” of the Financial Regulator.
* * * * *
          Comments or questions regarding these matters may be directed to Daniel Zimmerman at (212) 701-3777, Helene Banks at (212) 701-3439, John Schuster at (212) 701-3323 or Todd Freed at (212) 735-2512.

Very truly yours,
/s/ Helene Banks
Helene Banks

cc:	C. Jerome Dill (Validus Holdings, Ltd.)
Stephen F. Arcano (Skadden, Arps, Slate, Meagher & Flom LLP)
Todd E. Freed (Skadden, Arps, Slate, Meagher & Flom LLP)
John Schuster (Cahill Gordon & Reindel llp)